EXHIBIT 11.1

CARRIAGE SERVICES, INC.

COMPUTATION OF PER SHARE EARNINGS

(unaudited and in thousands, except per share data)

Earnings per share for the three and six month periods ended June 30, 2002 and 2003 is calculated based on the weighted average number of common and common equivalent shares outstanding during the period as prescribed by SFAS 128. The following table sets forth the computation of the basic and diluted earnings per share for the three and six month periods ended June 30, 2002 and 2003:

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
Net income available to common stockholders for basic EPS computation	$1,477	$2,296	$18,037	$4,352
Effect of dilutive securities	—	—	—	—
Net income available to common stockholders for diluted EPS computation	$1,477	$2,296	$18,037	$4,352

Weighted average number of common shares outstanding for basic EPS computation	16,942	17,411	16,918	17,365
Effect of dilutive securities:
Stock options	516	377	540	375
Weighted average number of common and common equivalent shares outstanding for diluted EPS computation	17,458	17,788	17,458	17,740

Basic earnings per common share	$.09	$.13	$1.07	$0.25

Diluted earnings per common share	$.08	$.13	$1.03	$0.25